

By restaurants, for restaurants

Ralph Burleson · 1st

Chief Executive Officer at Dine.Direct

Reno, Nevada, United States · **500+ connections** ·
Contact info

 **Dine.Direct**

 **Arizona State University**

About

My passion for technology and it's application to social and business problems has led me on an exciting journey through large corporations like Microsoft and Accenture to startups in GeoCapital (Finance), Avanade (Technology Consulting) and Posigent (Artificial Intelligence).

Activity

763 followers

Posts Ralph created, shared, or commented on in the last 90 days are displayed here.

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Experience



Chief Executive Officer
Dine.Direct · Full-time
Aug 2020 – Present · 7 mos
Nevada, United States



Chief Executive Officer
Posigent · Part-time
Jun 2018 – Present · 2 yrs 9 mos
Reno, Nevada, United States



Founder and Chairman of the Supervisory Board
GeoCapital Microfinance Organization · Part-time
Mar 2011 – Present · 10 yrs
Tbilisi, Georgia



Managing Director Acme Document Imaging
Acme Document Imaging · Part-time
Apr 2015 – Aug 2020 · 5 yrs 5 mos
Reno, Nevada, United States



Director
Avanade
Jun 2000 – Aug 2010 · 10 yrs 3 mos

Market Development & Project Management

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Education



Arizona State University
Psychology
1988 – 1993

Skills & endorsements

 **Cloud Computing** · 32

 Endorsed by **14 of Ralph's colleagues at Avanade**    Endorsed by **10 people who know Cloud Computing**

 **IT Strategy** · 28

 Endorsed by **Mike Murphy and 3 others who are highly skilled at this**    Endorsed by **9 of Ralph's colleagues at Avanade**

 **Start-ups** · 19

 Endorsed by **6 of Ralph's colleagues at Avanade**

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Recommendations

Ask for a recommendation   (**Recommend Ralph**)

Received (1)   Given (1)

 **Salvatore Militello**
Consulting, Project Audits, and Recruiting Services

July 7, 2006, Ralph worked with Salvatore in the same group

Ralph has generated the most revenue by any single person to date. Raplh can turn the impossible into successes.

Interests

 **Hill Capital Advisors**
125 followers

 **California Restaurant Association**
4,086 followers